UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

Specialized Disclosure Report

ETHAN ALLEN INTERIORS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-11692	06-1275288
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Lake Avenue Ext. Danbury, Connecticut	06811-5286
(Address of principal executive offices)	(Zip Code)

Matthew J. McNulty

(203) 743-8481
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01         Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of Ethan Allen Interiors Inc. (the “Company”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (“Rule”) for the reporting period January 1, 2023 to December 31, 2023. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”). The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products. For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or “adjoining country” (as defined in Section 1502 of the Dodd-Frank Act), collectively defined as the “Covered Countries.” If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Conflict Minerals Disclosure

This Form SD and the Company’s Conflict Minerals Report, filed as Exhibit 1.01, are publicly available through links on our internet website, https://ir.ethanallen.com, as soon as reasonably practicable after they are electronically filed with the SEC’s EDGAR database at www.sec.gov. However, information contained on our internet website is not incorporated by reference into this Form SD or otherwise considered to be a part of this document.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.         Description

Exhibit 1.01         Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ETHAN ALLEN INTERIORS INC. (Registrant)

Date: May 15, 2024	By:/s/ Matthew J. McNulty Matthew J. McNulty Senior Vice President, Chief Financial Officer and Treasurer